Exhibit 21.1

SUBSIDIARIES OF CELLEBRITE DI LTD.

Name of Subsidiary	Jurisdiction of Organization
Cellebrite Inc.	U.S. (Delaware)
Cellebrite GmbH	Germany
Cellebrite Asia Pacific Pte Ltd.	Singapore
Cellebrite Soluções de Inteligencia Digital Ltda	Brazil
Cellebrite Digital Intelligence Solutions Private Limited	India
Cellebrite UK Limited*	UK
Cellebrite Canada Mobile Data Solutions Ltd.	Canada
Cellebrite France SAS	France
Cellebrite Japan K.K.	Japan
Cellebrite Australia PTY Limited	Australia
Cellebrite (Beijing) Mobile Data Technology Trading Co. Ltd.	China

*	owned 100% by Cellebrite UK Limited

Unless noted otherwise, all subsidiaries are 100% owned by Cellebrite DI Ltd.